

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 10, 2017

Gary C. Hanna
Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street, 18th Floor
Houston, TX 77002

> **Re: KLR Energy Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Form PRER14A**
> **Filed April 6, 2017**
> **File No. 1-37712**

Dear Mr. Hanna:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2017 letter.

Risk Factors, page 46

Risks Related to Rosehill Operating's Operations, page 46

The development of Rosehill Operating's estimated proved undeveloped reserves…, page 57

1.   Revise this risk factor to address Rosehill Operating's historical progress in converting proved undeveloped reserves ("PUDs") and the extent to which this could impact your ability to comply with the requirement to drill PUDs within five years of their initial booking date following the proposed transaction.

Gary C. Hanna
KLR Energy Acquisition Corp.
April 10, 2017
Page 2

Information About Rosehill Operating, page 212

General, page 212

Proved Undeveloped Reserves, page 222

2.   We note your response to prior comment 2 and your disclosure stating that all PUDs will be drilled within five years of their initial booking date. Please expand on this statement to provide additional detail regarding Rosehill Operating's development program and to describe how it results in the drilling of these PUDs in a timely manner. Your revised disclosure should address your ability to execute a development plan and estimate the costs to drill and develop these reserves considering that no development activity occurred during the prior two years. Refer to Item 1203(c) of Regulation S-K and Rule 4-10(a)(31) of Regulation S-X.

3.   Your response to prior comment 2 states that Rosehill Operating's development plan included a total of 13 well locations associated with proved undeveloped reserves. Reconcile this statement with your disclosure on page 213 that there were "25 locations associated with proved undeveloped reserves as of December 31, 2016."

Closing Comments

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources